EXHIBIT-20

INVESTOR CONTACT:                            MEDIA CONTACT:

Victor L. Campbell                           Lindy B. Richardson
615/320-2053                                 615/320-2166


     COLUMBIA/HCA REPORTS EPS OF $2.42 IN 1994 VS. $1.99 IN 1993
          EXCLUDING NON-RECURRING ITEMS; EPS GROWTH OF 22%

   Fourth Quarter EPS of $.62 vs. $.52 Last Year; Net Revenues Up 14% in Fourth Quarter


     NASHVILLE, Tn., February 17, 1995 -- Columbia/HCA Healthcare
Corporation (NYSE:COL) today announced operating results for the fourth quarter and year ended December 31, 1994.

     Excluding non-recurring items, earnings per share for 1994 increased 22% to $2.42 from $1.99 in 1993. Net revenues rose 9% to $11.1 billion compared to $10.3 billion last year, while operating income totaled $2.3 billion, up 14% from last year's $2.0 billion. Income from continuing operations increased 26% to $847 million compared to $673 million in 1993.

   Non-recurring transactions, which related primarily to costs incurred in connection with the HCA merger and refinancings of debt, reduced 1994 net income by $217 million, or $.62 per share. Net income in 1993 was reduced by $182 million, or $.53 per share, resulting from charges related to the Galen merger and refinancings of debt.

   For the three months ended December 31, 1994, earnings per share rose 19% to $.62 from $.52 in the fourth quarter last year. Net revenues were $2.9 billion, up 14% from $2.6 billion in 1993. Operating income rose 23% to $623 million from $507 million, and income from continuing operations increased 28% to $227 million from $176 million.

   Columbia/HCA's same hospital admissions, adjusted for outpatient activity, improved for the fifth consecutive quarter, increasing 5.3% over last year's fourth quarter volumes. Outpatient visits on a same hospital basis grew 76% in the fourth quarter primarily as a result of expanding home health and other ancillary outpatient services.

   "Operating margins for 1994 improved to 20.4% from 19.5% in 1993, despite significant additions during the year of lower margin home health and sub-acute services," said David T. Vandewater, Columbia/HCA's Chief Operating Officer. "I am pleased with our progress in increasing utilization and controlling costs in 1994. As we begin 1995, our management team is focused on increasing productivity, reducing supply costs, lowering days in accounts receivable and improving inpatient and outpatient utilization rates," he added.
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
   David C. Colby, Columbia/HCA's Senior Vice President and Treasurer, said, "Our financial position has improved substantially over last year even though our capital improvement and development programs have accelerated. Columbia/HCA's year-end current ratio was 1.4 compared to
1.3 at December 31, 1993, and the ratio of debt to total capitalization improved to 43.9% compared to 51.6% at the end of last year."

   Richard L. Scott, President and Chief Executive Officer of Columbia/HCA, said, "While we are pleased with the Company's outstanding results in 1994, we plan to focus even greater attention in 1995 on meeting or exceeding customer expectations in every facet of our operations, developing services that are convenient and customer-oriented, developing better outcome measurements, and building customer loyalty through increased awareness of Columbia as a leader in cost-effective, quality healthcare services. We also look forward to our merger with HealthTrust, Inc., scheduled for completion in March 1995, as it will enhance many of our local provider networks, improve our economies of scale, and further our efforts to control healthcare costs while providing quality patient care," he concluded.

   "Over the past two years, we are proud to have been involved in acquisitions and joint ventures with tax-exempt hospitals which have created community foundations with assets in excess of $500 million," said Dr. Thomas F. Frist, Jr., Columbia/HCA's Chairman of the Board and this year's Chairman of United Way of America.

   Columbia/HCA is the nation's largest healthcare services provider, with 200 hospitals and over 100 free-standing outpatient surgery centers located in 33 states and two foreign countries. Columbia/HCA provided over $800 million in uncompensated patient care and paid approximately $1 billion in federal, state and local taxes in 1994.



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
                            Columbia/HCA Healthcare Corporation
                                 Operating Results Summary
                      (Dollars in millions, except per share amounts)

                                             Fourth Quarter             Year

                                      1994      1993  % Change   1994     1993   % Change

Revenues. . . . . . . . . . . . . .  $2,937    $2,571    14.3  $11,132  $10,252      8.6
Operating income(a) . . . . . . . .    $623      $507    23.2   $2,276   $2,004     13.6

Net income :
  Continuing operations:
    Excluding non-recurring items. .   $227      $176    28.4     $847     $673     25.7
    Non-recurring items (net of tax)      -         -             (102)     (98)
  Discontinued operations. . . . . .      -         -                -       16
  Loss on extinguishment of debt . .      -         -             (115)     (84)

      Net income . . . . . . . . . .   $227      $176             $630     $507

Earnings per common share:
  Continuing operations:
    Excluding non-recurring items. .  $0.62     $0.52    19.2    $2.42    $1.99     21.6
    Non-recurring items (net of tax)      -         -            (0.29)   (0.29)
  Discontinued operations. . . . . .      -         -                -     0.04
  Loss on extinguishment of debt . .      -         -            (0.33)   (0.24)

      Net income . . . . . . . . . .  $0.62     $0.52            $1.80    $1.50

Shares used in earnings per
  share computations (000) . . . . .365,437   340,642          350,075  339,222

_________________________________

(a) Income from continuing operations before non-recurring items, depreciation and amortization, interest expense, minority interests and income taxes.




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